UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2017 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AltaCorp Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410, 585 8th Ave SE
(No. and Street)

Calgary	Alberta	T2P 1G1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Peck 403-539-8602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parnell Kerr Foster of Texas, P.C.
(Name – *if individual, state last, first, middle name*)

5847 San Felipe St, Suite 2600	Houston	Texas	77057-3000
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Nancy Peck _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
AltaCorp Capital (USA) Inc. _____ , as
of May 29 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Sworn (or affirmed) before me at the
City of Calgary, in the Province of Alberta,
this 29 day of May 2019.


_____
Signature

Chief Financial Officer
_____
Title

Notary Public

DANIEL J. JACHNA
Student-at-Law

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AltaCorp Capital (USA) Inc.
March 31, 2019

Statements of Financial Condition
(Expressed in U.S. dollars)

(With Report of Independent Registered Accounting Firm)

PANNELL KERR FORSTER OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe St., Suite 2600
Houston, Texas 77057-3000
Main (713) 860-1400
Fax (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of AltaCorp Capital (USA) Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AltaCorp Capital (USA) Inc., a wholly owned subsidiary of AltaCorp Capital, Inc., as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of AltaCorp Capital (USA) Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of AltaCorp Capital (USA) Inc.'s management. Our responsibility is to express an opinion on AltaCorp Capital (USA) Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AltaCorp Capital (USA) Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Pannell Kerr Forster of Texas, P.C.

We have served as AltaCorp Capital (USA) Inc's. auditor since 2019.

Houston, Texas

May 29, 2019

PKF Member of PKF International Limited,
a network of legally independent firms.

AltaCorp Capital (USA) Inc.
Statement of Financial Condition
(All figures presented in US dollars)

As of March 31, 2019

	2019
Assets	
Cash	$ 1,277,880
Due from carrying broker (Note 3)	110,045
Accounts receivable	10,000
Deposit with carrying broker (Note 4)	250,000
Goods & Services Taxes receivable	51,289
Prepaid expenses	23,666
Total assets	$ 1,722,880
Liabilities and Shareholder's Equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 179,328
Due to carrying broker (Note 5)	10,302
Income taxes payable (Note 7)	5,338
Total liabilities	194,968
Shareholder's equity:	
Share capital (Note 8)	1,311,606
Retained earnings	216,306
Total shareholder's equity	1,527,912
Total liabilities and shareholder's equity	$ 1,722,880

See accompanying notes to the financial statements.

Confidential

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement

[All figures presented in United States dollars]

As of March 31, 2019

1. BACKGROUND

AltaCorp Capital (USA) Inc. [the "Company"] was incorporated under the *Business Corporations Act* (Alberta) as a wholly-owned subsidiary of AltaCorp Capital Inc. [the "Parent"] on June 21, 2010, and commenced operations on April 5, 2011. The Company is registered as a broker/dealer with the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company specializes in investments in the Canadian energy industry and deals exclusively with institutional clients.

The Company became an Introducing Broker to Apex Clearing Corporation ("Apex Clearing") on June 5, 2012. Apex Clearing performs certain securities clearing activities and record keeping as the agent for the Company for a fee based on the number of trades executed, settled and cleared on behalf of the Company. The Company's Fully Disclosed Clearing Agreement with Apex Clearing expires August 28, 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ["US"]. Significant accounting policies are as follows:

Use of estimates

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which would affect the amounts of recorded assets, liabilities, revenue and expenses. Actual amounts could differ from these estimates.

Research fee revenue

Research revenue is earned as a result of providing research services to clients. The revenue is recognized once the services have been provided and the related income is reasonably determinable.

Agency commissions revenue

Agency Commissions revenue consists of revenue generated through traditional commission-based brokerage services, recognized on a trade date basis.

Underwriting revenue

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement

[All figures presented in United States dollars]

As of March 31, 2019

Underwriting revenue consists of fees earned when the Company acts as agent or underwriter in the distribution of the securities of issuers. Underwriting revenue is recorded at the time the

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

transaction is complete and the related income is reasonably determinable and the amount is collectible.

Foreign currency translation

The US dollar is the functional currency for the Company's operations. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as of the end of the reporting period and the related gains and losses are included in the results of operations for the period.

Financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Financial instruments include cash, accounts receivable, deposit with carrying broker, due to/from carrying broker, due to/from the Parent and accounts payable and accrued liabilities. All financial instruments are measured at amortized cost.

Income taxes

The Company records income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the anticipated future tax effects arising from the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Comprehensive income

There are no items which would cause comprehensive income to differ from net income.

Future accounting standards - revenue from contracts with customers

In 2014, the FASB issued new guidance on revenue from contacts with customers. The New guidance requires than an entity recognize revenue in accordance with a five-step model. This model is used to depict the transfer of promised goods and services to customers in an amount that

Confidential

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement

[All figures presented in United States dollars]

As of March 31, 2019

reflects the total considerations to which it expects to be entitled during the term of the contract in exchange for those goods or services. This new guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and the related cash flows. The Company will adopt the new standard on the effective date of April 1, 2019. There are two methods in which the new standards can be adopted: (1) a full retrospective approach with restatement of all prior periods presented, or (2) a modified retrospective approach with a cumulative-effect adjustment as of the date of adoption.

The Company has identified all existing customer contracts that are within the scope of the new guidance and is in the process of analyzing individual contracts or groups of contracts to identify any significant changes in how revenues are recognized as a result of implementing the new standard. As the Company continues its contract analysis, it will also quantify the impact, if any, on prior period revenues. The Company will address any system and process changes necessary to compile the information to meet the recognition and disclosure requirements of the new standard. The Company is currently evaluating the impact on its financial statements as well as the development of disclosures required under the new standard.

3. DUE FROM CARRYING BROKER

The $110,045 receivable from the Company's carrying broker represents amounts due from Apex Clearing for commissions earned.

4. DEPOSIT WITH CARRYING BROKER

In accordance with the terms of the agreement with Apex Clearing, the Company must maintain a minimum of $250,000 in the form of cash, liquid assets or marketable securities in a clearing deposit account to be held by the carrying broker as long as the agreement is in effect and as such is not available for use by the Company. The Company may be required to provide additional funds should the carrying broker's margin requirements change. Apex Clearing is a regulated entity under the jurisdiction of FINRA and a member of SIPC.

5. DUE TO CARRYING BROKER

The $10,302 payable to the Company's carrying broker represents amounts due to Apex Clearing for clearing trades.

6. RELATED PARTY TRANSACTIONS

Substantially all of the Company's administrative functions are handled by the Parent. Certain operating, overhead and other costs related to these services are recovered through a management fee. The management fee consists of a monthly base recovery, which is calculated by allocating a

Confidential

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement

[All figures presented in United States dollars]

As of March 31, 2019

portion of the operating expenses, overhead expenses and compensation costs of the Parent. In addition, the Parent may, in its sole discretion, charge the Company a monthly proportional allocation service fee. The allocation service fee is based on a percentage of the Company's monthly net operating revenue.

During the period, the Company incurred management fees of $1,288,556. At March 31, 2019, the net payable to AltaCorp Capital Inc. for these transactions is $nil.

7. INCOME TAXES

The Company is subject to corporate income tax in Canada calculated based on financial statements expressed in US dollars. As a result the effective tax rate differs from the statutory rate due mainly to foreign currency translation differences included in taxable income and the small business deduction.

8. SHARE CAPITAL

Details of the Company's share capital are as follows:

	2019
Authorized:	
Unlimited common shares without nominal or par value	
Issued and outstanding:	
1,315,000 common shares	$1,311,606

9. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker/dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ["SEC"]. The Company computes its net capital under the basic method and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined, at all times. At March 31, 2019, the Company had net capital equal to $1,428,070, which exceeded its requirement by $1,178,070 [Schedule I].

Confidential

AltaCorp Capital (USA) Inc.
Notes to the Financial Statement

[All figures presented in United States dollars]

As of March 31, 2019

10. SUBSEQUENT EVENTS

The Company has evaluated the effects of events that have occurred subsequent to the year ended March 31, 2019 and through to May 28, 2019, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the